UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2008
Commission Filing Number: 001-33398

Simcere Pharmaceutical Group
(Translation of registrant’s name into English)

No. 699-18 Xuan Wu Avenue,
Xuan Wu District, Nanjing
Jiangsu Province 210042
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

SIMCERE PHARMACEUTICAL GROUP
FORM 6-K

Page
Signature	3
Exhibit 99.1 — Press Release	4

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Simcere Pharmaceutical Group
By:	/s/ Zhigang Zhao
Name:	Zhigang Zhao
Title:	Chief Financial Officer

DATE: May 6, 2008

Exhibit 99.1
SIMCERE PHARMACEUTICAL GROUP REPORTS UNAUDITED FIRST QUARTER 2008 RESULTS
Net income increased 67.5% year over year
NANJING, CHINA, May 6, 2008 — Simcere Pharmaceutical Group (NYSE: SCR), a leading manufacturer and supplier of branded generic pharmaceuticals and manufacturer of the patented anti-cancer biotech product Endu in China, today reported unaudited financial results for the quarter ended March 31, 2008.
Highlights
²	Total revenue increased to RMB394.6 million (US$56.3 million) for the first quarter of 2008 from RMB312.3 million in the first quarter of 2007, representing a 26.4% year over year growth;

²	Net income increased to RMB112.1 million (US$16.0 million) for the first quarter of 2008 from RMB66.9 million in the first quarter of 2007, representing a 67.5% year over year growth;

²	Basic and diluted earnings per ADS were RMB1.79 (US$0.26) and RMB1.76 (US$0.25), respectively. Each ADS represents two ordinary shares; and

²	Gross margin increased to 83.2% for the first quarter of 2008 compared to 81.7% in the first quarter of 2007.

²	On April 18, 2008, the Company entered into a definitive agreement to acquire a 70.0% equity interest in Wuhu Zhong Ren Pharmaceutical Co. Ltd.; Simcere’s third acquisition post IPO.
Mr. Jinsheng Ren, Chairman and CEO of Simcere Pharmaceutical Group, commented, “Simcere has achieved steady growth in the past quarter, with sales of our anti-cancer product Endu and stroke management products Bicun and Yidasheng continuing to improve year on year. The revenue from these three drugs contributed about 55% of our total product revenue in the first quarter, as our strategic emphasis shifts from branded generics to first-to-market branded generics and innovative drugs. In addition, our continuing efforts in merger and acquisition initiatives have led us to our third post-IPO acquisition: the acquisition of 70.0% equity interest in Wuhu Zhong Ren Pharmaceutical Co. Ltd., a Chinese drug manufacturer specializing in the production of sustained release anti-tumor implants. We aim to find more exciting acquisition opportunities like this to expand our growing product portfolio.”
2008 First Quarter Financial Results
Total revenue for the first quarter of 2008 was RMB394.6 million (US$56.3 million), representing a growth of 26.4% from RMB312.3 million for the same period in 2007.
Revenue from Endu, the Company’s patented anti-cancer pharmaceutical, totaled RMB63.8 million (US$9.1 million), representing 16.2% of the Company’s product revenue for the quarter and a growth of 63.6% from RMB39.0 million for the same period in 2007.
Revenue from Edavarone injection products, Bicun and Yidasheng, the Company’s first-to-market stroke management product, totaled RMB152.0 million (US$21.7 million) in the first quarter of 2008, representing 38.7% of the Company’s product revenue and a growth of 89.1% from RMB80.4 million for the same period in 2007.
Revenue from other branded generic products for the first quarter of 2008 totaled RMB177.1 million (US$25.3 million), compared with RMB192.9 million for the same period in 2007.

Gross margin for the first quarter of 2008 increased to 83.2%, as compared to 81.7% in the comparable prior year period. The increase was primarily due to the optimization of the product portfolio, as increased sales of first-to-market branded generic Bicun and innovative drug Endu, both have higher gross margin compared to the Company’s other products.
Research and development expenses for the first quarter of 2008 totaled RMB17.8 million (US$2.5 million), an increase of 29.3% from RMB13.7 million for the corresponding period a year ago. The increase in research and development expenses was primarily due to the ongoing Phase IV clinical study for Endu, continuing expansion of the Company’s research and development department and other ongoing research projects.
Sales, marketing and distribution expenses for the first quarter of 2008 were RMB164.5 million (US$23.5 million), an increase of 20.7% from RMB136.3 million for the corresponding period a year ago. As a percentage of total revenue, sales, marketing and distribution expenses were 41.7% compared to 43.6% for the same period in 2007. The decrease was partially due to fewer marketing activities during January and February 2008 when many parts of China were severely hit by the snow storm.
General and administrative expenses were RMB47.0 million (US$6.7 million) for the first quarter of 2008, representing an increase of 52.0% from RMB30.9 million for the first quarter of 2007. The increase was attributable to increases in professional fees and other administrative expenses since listing in April 2007 and the expenses incurred in the newly consolidated business entities.
Share-based compensation expenses, which were allocated to research and development expenses, sales and marketing expenses, and general and administrative expenses, based on the nature of the work the Company’s employees were assigned to perform, totaled RMB7.0 million (US$1.0 million) for the first quarter of 2008.
Operating income was RMB99.2 million (US$14.1 million) for the first quarter of 2008, representing an increase of 34.0% as compared to RMB74.0 million for the corresponding period of 2007.
Income tax expense for the first quarter of 2008 totaled RMB16.8 million (US$2.4 million) compared to RMB1.5 million for the corresponding period of 2007. The increase was primarily due to the expiration of tax holidays of two subsidiaries.
Net income was RMB112.1 million (US$16.0 million) for the first quarter of 2008, compared to RMB66.9 million in the corresponding period a year ago and representing growth of 67.5%. The Company’s net margin was 28.4% for the first quarter of 2008 compared to 21.4% for the first quarter of 2007.
The basic earnings per American Depository Share (ADS) for the first quarter of 2008 increased to RMB1.79 (US$0.26) and the diluted earnings per ADS increased to RMB1.76 (US$0.25), compared to basic earnings per ADS of RMB1.34 and diluted earnings per ADS of RMB1.30 for the corresponding period a year ago. Each ADS represents two ordinary shares.
As of March 31, 2008, the Company had cash and cash equivalents (including pledged bank deposits), and short-term investments of RMB950.4 million (US$135.5 million) compared to RMB968.3 million as of December 31, 2007.
On April 18, 2008, the Company entered into a definitive agreement to acquire a 70% equity interest in Wuhu Zhong Ren Pharmaceutical Co. Ltd. for RMB64.8 million (US$9.2 million) in cash. The Company believes that this transaction, which expands its first-to-market product pipeline in oncology, reinforces the Company’s previously announced strategy of focusing on first-to-market brand generics and innovative drugs.
Financial Outlook
Based on current operating and market conditions, Simcere maintains its target total revenue for the full year 2008 between RMB2.0 billion and RMB2.1 billion and target annual net income for the full year 2008 between RMB390.0 million and RMB400.0 million.

Safe Harbor Statement
This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions. In particular, the quotations from management in this press release contain forward-looking statements. These forward looking statements are based upon management’s current views and expectations with respect to future events and are not a guarantee of future performance. Furthermore, these statements are, by their nature, subject to a number of risks and uncertainties that could cause actual performance and results to differ materially from those discussed in the forward-looking statements as a result of a number of factors. Further information regarding these and other risks is included in Simcere’s filing with the U.S. Securities and Exchange Commission at www.sec.gov. Simcere does not undertake any obligation to update any forward-looking statement, except as required under applicable law.
Conference Call
Simcere Pharmaceutical Group will host a conference call to discuss the first quarter 2008 earnings on Tuesday, May 6, at 8 a.m. Eastern Time (Tuesday, May 6 at 8 p.m., Beijing/Hong Kong time). The management team will be on the call to discuss quarterly results and highlights and to answer questions.
To access the conference call, please dial:

United States toll-free dial-in number: United States dial-in number: China toll-free dial-in number: Hong Kong dial-in number:	+1 866 510 0712 +1 617 597 5380 +86 10 800 130 0399 +852 3002 1672
Please ask to be connected to Simcere’s first quarter 2008 Earnings Call and provide the following passcode: 95590725. Simcere also will broadcast a live audio webcast of the conference call. The broadcast will be available by visiting the “Investor Relations” section of the Company’s Web site at www.simcere.com.
Following the earnings conference call, an archive of the call will be available by dialing:

United States toll-free dial-in number: International dial-in number:	+1 888 286 8010 +1 617 801 6888
The passcode for replay participants is: 67719578. The telephone replay also will be archived on the “Investor Relations” section of the company’s Web site at http://www.simcere.com for seven days following the earnings announcement.
About Simcere Pharmaceutical Group
Simcere Pharmaceutical Group (NYSE:SCR, Simcere) is a leading manufacturer and supplier of branded generic pharmaceuticals and manufacturer of the patented anti-cancer biotech product Endu in the rapidly growing China market. In recent years, Simcere has been focusing its strategy on the development of first-to-market generic and innovative pharmaceuticals, and has introduced a first-to-market generic stroke management medication under the brand name Bicun and an innovative anti-cancer medication under the brand name Endu. Simcere currently manufactures and sells more than 50 pharmaceutical products including antibiotics, anti-cancer medication and stroke management medication and is the exclusive distributor of three additional pharmaceuticals that are marketed under its brand names. Simcere concentrates its research and development efforts on the treatment of diseases with high incidence and/or mortality rates and for which there is a clear demand for more effective pharmacotherapy such as cancer, strokes, osteoporosis and infectious diseases and currently has more than 12 pipeline products. For more information about Simcere Pharmaceutical Group, please visit www.simcere.com.

Investor and Media Contact:
Email: ir@simcere.com

In Nanjing:	In the United States:
Frank Zhao Chief Financial Officer Simcere Pharmaceutical Tel: 86-25-8556-6666 ext 8818 E-mail: zhaozhigang@simcere.com	Michael Guerin Brunswick Group Tel: 1-212-333-3810 E-mail: mguerin@brunswickgroup.com

In Beijing:	In Hong Kong:
Kejia Wu Brunswick Group Tel: 86-10-6566-4651 Email: kwu@brunswickgroup.com	Joseph Lo Chi-Lun Brunswick Group Tel: 852-3512-5033 Email: jlo@brunswickgroup.com

SIMCERE PHARMACEUTICAL GROUP
UNAUDITED CONSOLIDATED CONDENSED STATEMENTS OF INCOME
(AMOUNTS EXPRESSED IN THOUSANDS, EXCEPT PER SHARE AND PER ADS DATA)

	Three months ended March 31
	2007	2008	2008
	RMB	RMB	USD
Product revenue	312,272	392,928	56,037
Other revenue	—	1,714	244

Total revenue	312,272	394,642	56,281

Cost of materials and production	(57,267)	(66,120)	(9,430)

Gross profit	255,005	328,522	46,851

Operating expenses:
Research and development expenses	(13,746)	(17,773)	(2,535)
Sales, marketing and distribution expenses	(136,303)	(164,518)	(23,461)
General and administrative expenses	(30,930)	(47,027)	(6,707)

Income from operations	74,026	99,204	14,148

Interest income	486	10,407	1,484
Interest expense	(4,003)	(482)	(69)
Foreign currency exchange gains	—	26,554	3,787

Earnings before income taxes and minority interests	70,509	135,683	19,350

Income tax expense	(1,476)	(16,782)	(2,393)

Income before minority interests	69,033	118,901	16,957

Minority interests	(2,088)	(6,784)	(968)

Net income	66,945	112,117	15,989

Earnings per share:
Basic	0.67	0.90	0.13

Diluted	0.65	0.88	0.13

Earnings per ADS:
Basic	1.34	1.79	0.26

Diluted	1.30	1.76	0.25

SIMCERE PHARMACEUTICAL GROUP
UNAUDITED CONSOLIDATED CONDENSED BALANCE SHEETS
(AMOUNTS EXPRESSED IN THOUSANDS)

	December 31,	March 31,	March 31,
	2007	2008	2008
	RMB	RMB	USD
Assets
Current assets
Cash and cash equivalents (including pledged bank deposits)	498,262	220,426	31,435
Short term investments	470,000	730,000	104,107
Accounts and bills receivables, net of allowance for doubtful accounts	488,374	605,031	86,285
Inventories	65,241	65,591	9,354
Other current assets	35,276	43,678	6,229

Total current assets	1,557,153	1,664,726	237,410
Property, plant and equipment, less accumulated depreciation	374,058	383,663	54,715
Land use rights	116,386	116,061	16,552
Intangible assets, net	251,221	245,314	34,985
Goodwill	161,496	161,496	23,031
Other assets	11,894	11,662	1,664

Total assets	2,472,208	2,582,922	368,357

Liabilities
Current liabilities
Short-term bank loans and borrowings	29,000	19,000	2,710
Accounts and bills payable	23,711	24,841	3,543
Other payables and accrued liabilities	285,411	284,716	40,603
Income taxes payable	24,443	26,271	3,747

Total current liabilities	362,565	354,828	50,603
Other long term liabilities	—	19,928	2,842
Long term loan	52,000	52,000	7,416
Deferred income taxes	61,690	60,936	8,690

Total liabilities	476,255	487,692	69,551

Minority interests	12,137	18,921	2,698

Shareholders’ equity
Contributed capital	9,840	9,840	1,403
Additional paid-in capital	1,550,697	1,557,897	222,176
Accumulated other comprehensive loss	(46,849)	(73,673)	(10,507)
Retained earnings	470,128	582,245	83,036

Total shareholders’ equity	1,983,816	2,076,309	296,108
Commitments and contingencies
Total liabilities, minority interests and shareholders’ equity	2,472,208	2,582,922	368,357

Note:	The conversions of Renminbi (RMB) into United States dollars (USD) as at the reporting dates are based on the noon buying rate of USD1.00 = RMB7.0120 on March 31, 2008 in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on the reporting dates.